UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

LANCASTER COLONY CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

513847103

(CUSIP Number)

Matthew R. Shurte

General Counsel

Lancaster Colony Corporation

37 W. Broad Street

Columbus, Ohio 43215

614-224-7141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240-13d-1(e), (f) or (g), check the following box  ☐

Page - 2 -

CUSIP No. 513847103

1.	Names of reporting persons: Dareth A. Gerlach
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 5,915,827
	8.	Shared voting power: 0
	9.	Sole dispositive power: 5,915,827
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 5,915,827
12.	Check box if the aggregate amount in row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in row (11): 21.6%
14.	Type of reporting person: IN

Page - 3 -

CUSIP No. 513847103

1.	Names of reporting persons: John B. Gerlach Marital Deduction Trust A-1
2.	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 5,737,602
	8.	Shared voting power: 0
	9.	Sole dispositive power: 5,737,602
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 5,737,602
12.	Check box if the aggregate amount in row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in row (11): 21.0%
14.	Type of reporting person: 00

Page - 4 -

CUSIP No. 513847103

ITEM 1. Security and Issuer

This statement (the “Schedule 13D”) is filed by Dareth A. Gerlach and the John B. Gerlach Marital Deduction Trust A-1. All the filers of this Schedule 13D are collectively referred to herein as the “Group.”

This Schedule 13D relates to the Common Stock without par value (the “Common Stock”), of Lancaster Colony Corporation, an Ohio corporation (the “Company”). The Company’s principal executive offices are located at 37 W. Broad Street, Columbus, Ohio 43215.

ITEM 2. Identity and Background

(a)	This Schedule 13D is filed on behalf of Dareth A. Gerlach and the John B. Gerlach Marital Deduction Trust A-1 (the “Marital Trust”).

(b)	The business address of Dareth A. Gerlach and the Marital Trust is 37 W. Broad Street, Columbus, Ohio 43215.

(c)	Dareth A. Gerlach is retired and is the wife of the late John B. Gerlach.

The Marital Trust is a trust organized under the laws of Ohio. The Marital Trust was formed by the late John B. Gerlach for estate planning purposes. John B. Gerlach, Jr. is the trustee and Dareth A. Gerlach is the special trustee of the Marital Trust. Dareth A. Gerlach has the sole power to vote and dispose of the shares of Common Stock held by the Marital Trust.

(d)	During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Dareth A. Gerlach is citizen of the United States.

Page - 5 -

CUSIP No. 513847103

ITEM 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by the Group were acquired primarily from a series of inter vivos and testamentary transfers from the late John B. Gerlach for estate planning purposes on or prior to his death in 1997.

ITEM 4. Purpose of Transaction

As described above, the Group acquired beneficial ownership of the shares of Common Stock reported on this Schedule 13D primarily as a result of a series of inter vivos and testamentary transfers from the late John B. Gerlach for estate planning purposes on or prior to his death in 1997.

Members of the Group have owned more than five percent of the outstanding Common Stock since January 31, 1997. The Group believed that all necessary filings and disclosure with respect to their ownership of the Common Stock had been made on their behalf; however, through an inadvertent oversight, no Schedule 13D with respect to the Marital Trust has been previously filed. However, the Marital Trust’s ownership of Common Stock has been disclosed annually in the footnotes of the Company’s definitive proxy statements filed with the SEC and made available to the Company’s stockholders.

On June 20, 1997, Dareth A. Gerlach filed a Schedule 13D to report her acquisition of 3,297,807 shares of Common Stock in the Marital Trust. Dareth A. Gerlach automatically became the special trustee of the Marital Trust upon the death of the settlor, the late John B. Gerlach, on January 31, 1997. Through an inadvertent oversight, Dareth A. Gerlach has not filed any amendments to update her ownership since the date of filing of the initial Schedule 13D. However, since 1997, Dareth A. Gerlach’s ownership of Common Stock has been disclosed annually in the Company’s definitive proxy statements filed with the SEC and made available to the Company’s stockholders.

This Schedule 13D is being filed to correct the filing oversights made by the Group.

The Group has no present plans or proposals which relate to or would result in any of the actions enumerated in subsections (a) through (j) of Item 4.

ITEM 5. Interest in Securities of the Issuer

(A)	Dareth A. Gerlach

(a)	Dareth A. Gerlach may be deemed the beneficial owner of 5,915,827 shares of Common Stock in the aggregate, representing 21.6% of the outstanding Common Stock. The number consists of:

(i)	137,430 shares of Common Stock held by the John B. Gerlach Taxable Trust U/A dated 2/23/74 as amended

Page - 6 -

CUSIP No. 513847103

(ii)	5,737,602 shares of Common Stock held by the John B. Gerlach Marital Deduction Trust A-1

(iii)	40,795 shares of Common Stock held by the Dareth A. Gerlach Trust Agreement dated 2/23/74

(b)	Dareth A. Gerlach has sole power to vote and dispose of all of 5,915,827 shares of Common Stock reflected in items (A)(a)(i) through (iii) above.

(c)	Transactions effected during the past 60 days: None.

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: N/A

(B)	John B. Gerlach Marital Deduction Trust A-1

(a)	The Marital Trust may be deemed the beneficial owner of 5,737,602 shares of Common Stock in the aggregate, representing 21.0% of the outstanding Common Stock.

(b)	Dareth A. Gerlach has sole power to vote and dispose of the shares of Common Stock held by the Marital Trust.

(c)	Transactions effected during the past 60 days: None

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Dareth A. Gerlach and the Marital Trust and any person or entity.

Page - 7 -

CUSIP No. 513847103

ITEM 7. Material to Be Filed as Exhibits

The following exhibits are incorporated by reference and deemed filed with this schedule:

Exhibit No.	Description

1	Joint Filing Agreement, dated December 5, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 5, 2014	By:	/s/ Dareth A. Gerlach
Dareth A. Gerlach

John B. Gerlach Marital Deduction Trust A-1

DATED: December 5, 2014	By:	/s/ John B. Gerlach, Jr.
John B. Gerlach, Jr., Trustee

Page - 8 -

CUSIP No. 513847103

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, without par value of Lancaster Colony Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: December 5, 2014

/s/ Dareth A. Gerlach
Dareth A. Gerlach

John B. Gerlach Marital Deduction Trust A-1

By:	/s/ John B. Gerlach, Jr.
John B. Gerlach, Jr., Trustee